UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-18435

Consolidated Graphics, Inc. Employee 401(k) Savings Plan

(Exact name of registrant as specified in its charter)

5858 Westheimer, Suite 200, Houston, Texas 77057, (713) 787-0977

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests arising pursuant to investment in Common Stock, $0.01 par value, of Consolidated Graphics, Inc.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*              Participants in the Consolidated Graphics, Inc. Employee 401(k) Savings Plan (the “Plan”) are no longer permitted to purchase Common Stock of Consolidated Graphics, Inc. (“CGX”) under the Plan. In light of the foregoing, CGX has filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to deregister any unsold shares of Common Stock and related plan interests offered to employees under the Plan. Upon the filing of this Form 15, the Plan’s obligation to prepare and file an annual report on Form 11-K will be suspended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Consolidated Graphics, Inc. Employee 401(k) Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Consolidated Graphics, Inc. Employee 401(k) Savings Plan

Date:	June 16, 2011	By:	/s/ Jon C. Biro
Jon C. Biro Member of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan Retirement Committee